News Release - For Immediate Release

San Telmo Energy Ltd.

Calgary, Alberta, December 20, 2005 – In response to questions raised by shareholders, San Telmo Energy Ltd. ("San Telmo") (TSXV Symbol: STU; OTCBB Symbol: STUOF) confirms that, in order for San Telmo's proposed plan of arrangement with Rolling Thunder Exploration Ltd. to proceed, the shareholders of San Telmo must approve the continuance of San Telmo into the province of Alberta (the "Continuance"). This means that at least 66? % of all of the votes cast by San Telmo shareholders, present in person or by proxy, at the meeting of San Telmo securityholders to be held on January 10, 2006 must be in favour of the Continuance.

For further information, please contact:

San Telmo Energy Ltd.

Suite 430, 580 Hornby Street Vancouver,

British Columbia V6C 3B6

William E. Schmidt, Director

Telephone:

604-687-4456

Fax:

604-687-0586

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.